Exhibit 99.6
EXECUTION COPY
THOMSON REUTERS CORPORATION SPECIAL VOTING SHARE TRUST DEED
THIS DEED OF TRUST made as of the 17th day of April, 2008
BETWEEN:

THOMSON REUTERS CORPORATION,
a corporation incorporated under the laws of the Province of Ontario

(the “Settlor”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company incorporated under the laws of Canada

(the “Trustee”)
RECITALS
A.	The Settlor wishes to establish a trust to be known as the “Thomson Reuters Corporation Special Voting Share Trust” and has paid to the Trustee the sum of Cdn$1.00 (the “Settlement Amount”) on the trusts hereinafter set out.

B.	It is contemplated that the Trustee shall pay the Settlement Amount to Thomson Reuters Corporation (as defined below) in subscription for one special voting share in the capital of Thomson Reuters Corporation (the “Special Voting Share”) and that the Special Voting Share shall be held on the trusts hereinafter set out.

C.	The Thomson Reuters Corporation Articles (as defined below) provide that the holder of the Special Voting Share shall be entitled to receive notice of and to attend or be represented by proxy at all meetings of the shareholders of Thomson Reuters Corporation and at any such meeting to vote, together with (except at meetings of the holder of the Special Voting Share required by Applicable Laws to be held as a separate class meeting) the holders of the Common Shares, on all matters submitted to a vote. The Thomson Reuters Corporation Articles provide further that, on each such matter, the holder of the Special Voting Share shall be entitled to exercise the following voting rights:
(a)	in relation to a resolution of Thomson Reuters Corporation to approve a Joint Electorate Action, the rights:
(i)	to cast such number of votes in favour of such resolution as were cast in favour of the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;

(ii)	to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;

(iii)	to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting; and

(iv)	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;
in each case multiplied by the Equalization Ratio in effect at the time such rights are exercised and rounded up to the nearest whole number, and provided that, for greater certainty, if the holder of the Special Voting Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

(b)	in relation to a resolution of Thomson Reuters Corporation to approve a Class Rights Action:

(i)	if the Equivalent Resolution was approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote; and

(ii)	if the Equivalent Resolution was not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, the right to cast such number of votes against such resolution as would be sufficient to defeat it;
(c)	in relation to any Procedural Resolution, no right to cast any vote; and

(d)	in relation to any resolution pertaining to any matter on which the holder of the Special Voting Share is required by Applicable Laws to vote separately as a class, the right to cast one vote.
D.	The Thomson Reuters Corporation Articles provide that, for the purposes of determining the number of votes the holder of the Special Voting Share is entitled to cast pursuant to subparagraphs (a) to (d) of the foregoing Recital, in the event that the holder of the TR PLC Reuters Founders Share has exercised its voting rights pursuant to paragraph 7.2 of the TR PLC Articles in relation to an Equivalent Resolution, each vote cast in favour of or against that Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the Parallel Shareholder Meeting by a TR PLC Acquiring Person shall be divided by one hundred.

E.	The Thomson Reuters Corporation Articles provide that at all times when the holder of the TR PLC Reuters Founders Share is entitled to exercise voting rights pursuant to paragraph 12.8 of the TR PLC Articles, the holder of the Special Voting Share shall be entitled, in relation to a resolution of Thomson Reuters Corporation to approve a Joint Electorate Action, to exercise the right to cast such number of votes in favour of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favour and against the

Equivalent Resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the TR PLC Reuters Founders Share at the Parallel Shareholder Meeting; and that, for avoidance of doubt, such rights of the holder of the Special Voting Share are in addition to, and shall be deemed to be exercised by the holder of the Special Voting Share upon the exercise of, its other rights pursuant to the foregoing Recital.

F.	The Trustee shall enter into the Special Voting Share Agreement (as defined below) pursuant to which it will agree to exercise the voting rights attached to the Special Voting Share under the Thomson Reuters Corporation Articles on all matters submitted to a vote at meetings of shareholders of Thomson Reuters Corporation and that it will exercise no discretion as to whether, or how, to exercise the voting rights attached to the Special Voting Share.

G.	Recitals A, B, C, D, and E are made as representations and statements of fact by the Settlor and not by the Trustee.
     NOW THEREFORE THIS DEED OF TRUST WITNESSETH that in consideration of the mutual covenants herein contained, the Settlor and the Trustee agree that the Settlement Amount, the Special Voting Share, together with any other property that may at any time be held by the Trustee in lieu thereof (all of which is herein referred to as the “Trust Fund") shall be held by the Trustee upon the following trusts:
ARTICLE 1.
INTERPRETATION
1.1 Definitions
     In this Deed (including the Recitals) the following expressions shall, unless precluded by the context, have the following meanings respectively, namely:
(a)	“Beneficiaries” means the holders from time to time of issued and outstanding TR PLC Ordinary Shares;

(b)	“business day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York or London;

(c)	“default” has the meaning attributed thereto in section 6.9(d);

(d)	“Equalization and Governance Agreement” means the Equalization and Governance Agreement dated as of April 17, 2008 between Thomson Reuters Corporation and Thomson Reuters PLC, as the same may be amended or modified from time to time in accordance with its terms;

(e)	“holder”, with respect to any shares in the capital of Thomson Reuters PLC or Thomson Reuters Corporation, means the registered holder of such shares;

(f)	“reasonable administration expenses” has the meaning attributed thereto in section 5.1(a);

(g)	“Settlement Amount” has the meaning attributed thereto in Recital A;

(h)	“Settlor” means Thomson Reuters Corporation, as referred to above;

(i)	“Special Voting Share” has the meaning attributed thereto in Recital B;

(j)	“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April 17, 2008, between Thomson Reuters Corporation, Thomson Reuters PLC and the Trustee, a copy of which is attached as Schedule “A” hereto, as the same may be amended or modified from time to time in accordance with its terms;

(k)	“Termination Date” means the earlier of:
(i)	the day on which shall expire the period of twenty years from the death of the last survivor of the descendants living at the date of this Deed of Her Majesty Queen Elizabeth II; and

(ii)	the day on which the Equalization and Governance Agreement is terminated in accordance with its terms;

(l)	“Thomson Reuters Corporation” means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(m)	“Thomson Reuters Corporation Articles” means the articles of Thomson Reuters Corporation, as they may be amended or supplemented from time to time;

(n)	“Thomson Reuters PLC” means Thomson Reuters PLC, a public limited company incorporated in England and Wales;

(o)	“Trust” means the trusts set out in this Deed;

(p)	“Trustee” means Computershare Trust Company of Canada while it shall be trustee hereof and such other person as shall from time to time be trustee hereof; and

(q)	“Trust Fund” has the meaning attributed thereto in the statement of consideration hereto.
Expressions used but not otherwise defined in this Deed have the respective meanings attributed thereto in the Thomson Reuters Corporation Articles.
1.2 Interpretation Not Affected by Headings, etc.
     The division of this Deed into Articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Deed.
1.3 Invalidity of Provisions
     Each of the provisions contained in this Deed is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.4 Governing Law
     This Deed shall be governed by and construed in accordance with the laws of Province of Ontario and the federal laws of Canada applicable therein.
ARTICLE 2.
CREATION OF THE TRUST
2.1 Declaration of Trust
     The Trustee acknowledges receipt of the Settlement Amount from the Settlor and agrees to hold the Settlement Amount and any other property forming the Trust Fund (including but not limited to the Special Voting Share) from time to time upon the trusts and subject to the powers and provisions contained in this Deed for the exclusive benefit of the Beneficiaries.
2.2 Irrevocable Trust
     The Trust is intended and is hereby declared to be irrevocable.
2.3 Name of The Trust
     The Trust created by this Deed shall be known as the “Thomson Reuters Corporation Special Voting Share Trust”.
2.4 Subscription for the Special Voting Share
     Forthwith following the settlement of the Trust, the Trustee shall enter into the Special Voting Share Agreement and prior to any meeting of shareholders of Thomson Reuters Corporation following Completion (as defined in the Equalization and Governance Agreement), the Trustee shall pay the Settlement Amount to Thomson Reuters Corporation in subscription for the Special Voting Share.

2.5 Amendment
     This Deed may be amended by a written instrument executed by the Trustee, provided that Thomson Reuters Corporation consent to any such amendment, and shall be amended by such an instrument as necessary from time to time to reflect any amendments to the Thomson Reuters Corporation Articles. Notwithstanding the foregoing, no such amendment shall make the Trust revocable and no amendment shall be made that would detract from or adversely affect the Trustee’s obligation or ability to perform its obligations under the Special Voting Share Agreement.
ARTICLE 3.
NO DISTRIBUTIONS PRIOR TO THE TERMINATION DATE
3.1 No Distributions Prior to the Termination Date
     Prior to the Termination Date, the Trustee shall not pay, transfer or apply the whole or any part or parts of the Trust Fund to or for the benefit of the Beneficiaries.
ARTICLE 4.
DISTRIBUTIONS ON THE TERMINATION DATE
4.1 Distribution of the Trust Fund on the Termination Date
     On the Termination Date, the Trustee shall divide the Trust Fund in equal shares among the Beneficiaries; provided, however, that if the Trustee, in its sole discretion, determines that an equal division among the Beneficiaries is not economically feasible or would not provide any meaningful economic benefit to such holders, the Trustee shall pay or transfer the Trust Fund to Thomson Reuters PLC.

ARTICLE 5.
CONCERNING THE TRUSTEE
5.1 Fees and Expenses
(a)	The Trustee will have the power to incur and make payment of any charges or expenses which in the opinion of the Trustee are necessary or incidental to or proper for carrying out any of the purposes of this Deed and to pay appropriate compensation or fees (“reasonable administration expenses”) to persons with whom the Trustee has contracted or transacted business in relation thereto.

(b)	The Trustee shall be entitled to recover from Thomson Reuters Corporation the reasonable administration expenses of the Trustee and to be paid by Thomson Reuters Corporation fees as agreed to between the Trustee and Thomson Reuters Corporation from time to time. Any amount due under this section 5.1 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the rate charged by the Trustee from time to time and as agreed to between the Trustee and Thomson Reuters Corporation, payable on demand. Such remuneration shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Deed shall be in course of administration by or under the direction of a court. Notwithstanding the foregoing, if the trusts of this Deed shall be in course of administration by or under the direction of a court, remuneration under this section 5.1 shall be payable only if the Trustee has not resigned, been terminated or has otherwise been discharged from the trusts and powers reposed in or conferred on it by this Deed.
5.2 Termination of the Trustee’s Appointment and Appointment of Successor Trustee
(a)	Subject to section 5.2(b), the Trustee’s position as trustee hereunder may be terminated by written notice to the Trustee given by Thomson Reuters Corporation, which notice shall take effect on the date specified therein (being no earlier than 30 days from the date of delivery of the notice to the Trustee) and shall specify the name of the successor trustee. The Trustee shall co-operate reasonably in effecting the transition to the successor trustee, who will be the Trustee for all purposes hereunder as at and from the date on which the prior Trustee’s position is terminated in accordance with the provisions of this section 5.2.

(b)	The Trustee shall not be removed in accordance with section 5.2(a) until a written consent of the successor trustee to become Trustee has been delivered to Thomson Reuters Corporation.
5.3 Resignation of Trustee
(a)	If the Trustee desires to resign and be discharged from the trusts and powers reposed in or conferred on it by this Deed, it shall provide not less than 60 days’ written notice thereof to Thomson Reuters PLC and Thomson Reuters Corporation. At any time after receipt of such notice, Thomson Reuters Corporation shall appoint a successor trustee in the place and stead of the resigning Trustee. Upon the written consent of the successor trustee to become Trustee, the resigning Trustee will be discharged from its office hereunder.

(b)	If no successor trustee shall have been appointed and consented to become Trustee within 60 days after delivery of the notice provided in section 5.3(a), the Trustee may petition any court of competent jurisdiction for appointment of a successor trustee. The Trustee may charge all costs and expenses incurred by it in doing the foregoing to Thomson Reuters Corporation.
5.4 Vacancy
(a)	The term of office of the Trustee shall automatically terminate and a vacancy shall occur in the event of the bankruptcy or insolvency of the Trustee or upon the substantial and continuing inability of the Trustee to exercise its duties under this Deed which has continued for 10 days.

(b)	If a vacancy occurs in the office of the Trustee for any reason, Thomson Reuters Corporation shall by written instrument appoint a successor trustee to replace the Trustee. If Thomson Reuters Corporation fails to make such appointment within 30 days of the occurrence of any vacancy, then the Trustee may make an application to any court of competent jurisdiction for appointment of a successor trustee. The Trustee may charge all costs and expenses incurred by it in doing the foregoing to Thomson Reuters Corporation.

(c)	Notwithstanding the foregoing, no vacancy shall operate to annul this Deed or affect the continuity of the Trust.
5.5 Merger, Consolidation and Amalgamation
     Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated, or any company resulting from any merger, consolidation or amalgamation to which the Trustee is a party, or any company to whom the Trustee may transfer its trust business, will be a successor trustee under this Deed without need of any further action and the successor trustee undertakes to provide further confirmation of such to Thomson Reuters Corporation.
5.6 Successor Trustee; Automatic Amendment
(a)	Any successor trustee will become vested with all the estates, properties, rights, powers, duties, responsibilities and trusts of its predecessors in the Trust as if it had been originally named as Trustee pursuant to this Deed, but nevertheless, upon written request of Thomson Reuters Corporation or the successor trustee, the Trustee ceasing to act will, upon payment of all amounts due it under section 5.1, at the expense of the Thomson Reuters Corporation, do, make, execute, deliver or cause to be done, made, executed or delivered all such acts, documents, deeds or other instruments and things as may be necessary or desirable in order to more effectually assign, transfer and deliver to, and vest in, the successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of, and all property held by the Trustee so ceasing to act.

(b)	Each successor trustee shall be bound by the terms of this Deed to which its predecessor was a party without need of any further action and the successor trustee undertakes to provide such further confirmation to the Trustee and Thomson Reuters Corporation as may be requested.

(c)	Upon the Trustee ceasing to be the trustee of the Trust, this Deed will be automatically amended to delete any reference to the name of the Trustee so ceasing to be the trustee of the Trust and to substitute therefor the name of the successor trustee of the Trust.
5.7 Residency
     The Trustee shall at all times be a resident of Canada for purposes of the Income Tax Act (Canada).
5.8 No Additional Assets
     Neither the Settlor nor any other person may at any time add additional assets to the Trust Fund.
5.9 Confidentiality
     The Trustee will treat as confidential all information relating to the Trust and the Trust Fund obtained by it in its capacity as trustee of the Trust.
5.10 Powers
     The Trustee shall have such powers as are necessary to perform its obligations under this Deed and the Special Voting Share Agreement.
5.11 Duties in Connection with the Special Voting Share
     For so long as the Special Voting Share forms the Trust Fund, the Trustee shall perform its obligations under the Special Voting Share Agreement. Other than as set forth in this section 5.11, prior to the Termination Date, the Trustee’s only duty in respect of the Special Voting Share shall be to retain the Special Voting Share in trust. For greater certainty, prior to the

Termination Date, the Trustee shall have no power to sell or otherwise dispose of or deal with the Special Voting Share.
ARTICLE 6.
STANDARD OF CARE, LIMITATION OF LIABILITY
AND RELATED MATTERS
6.1 Standard of Care
     The Trustee shall exercise its powers and carry out its obligations hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Beneficiaries and in connection therewith will exercise that degree of care, diligence, and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder. Unless otherwise required by applicable law, the Trustee will not be required to give a certificate, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee will not be required to devote its entire time to the Trust activities.
6.2 Limitation of Liability of the Trustee
(a)	The Trustee shall have no personal liability whatsoever:
(i)	in tort, contract or otherwise, in connection with the Trust Fund or the Special Voting Share Agreement, to the Beneficiaries or to any other person, for any action taken or permitted by it to be taken or for its failure to take any action including, without limitation, the failure to compel in any way any former or acting trustee of the Trust to redress any breach of trust in respect of the execution of the duties of its office or in respect of the Trust Fund or the Special Voting Share Agreement; or

(ii)	for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust Fund,

and no property or assets of the Trustee, owned in its personal capacity, will be subject to levy, execution, or other enforcement procedure with regard to any obligation under this Deed other than the obligations referred to in this section 6.2; provided that the foregoing limitations will not apply in respect of any action or failure to act arising from or in connection with the wilful misconduct by or gross negligence of the Trustee or failure by the Trustee to comply with the standard of care referred to in section 6.1.

(b)	Except to the extent provided in this section 6.2, the Trustee will not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust, arising out of anything done or permitted by it to be done or its failure to take any action in respect of the execution of the duties of its office or for or in respect of the Trust Fund or the Special Voting Share Agreement.
6.3 Indemnification of the Trustee
     The Trustee, its directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever, including, without limitation, legal fees and disbursements on a solicitor client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as Trustee or which it sustains or incurs in or about or in relation to the Trust Fund. The foregoing provisions of this section 6.3 do not apply to the extent that in any circumstances there has been wilful misconduct or gross negligence by the Trustee or its directors, officers, employees or agents. Notwithstanding any other provision hereof, this indemnity will survive the removal or resignation of the Trustee, the termination of this Deed and the termination of any trust created hereby.

6.4 Not Acting in Individual Capacity
     In accepting the trusts hereby created, the Trustee shall be acting solely as the trustee of the Trust hereunder and not in its individual capacity except where it is expressly provided hereunder.
6.5 Reliance upon Documents
     The Trustee may rely and act upon and shall not incur any liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, bond, report, opinion, certificate or other document or paper reasonably believed by it in good faith to be genuine and reasonably believed by it in good faith to be signed by the proper party or parties. The Trustee may accept in good faith a certified copy of a resolution of the board of directors or other governing body of any corporate body as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof in taking action or omitting to take action rely on an officer’s certificate of the relevant party as to such fact or matter, and such officer’s certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.
6.6 Reliance upon Advice
     In the administration of the trusts hereunder, the Trustee may execute any of the trusts or powers hereof and perform its powers and duties hereunder directly or through agents or attorneys, and may consult with and rely and act upon counsel, accountants, other professional advisors and other skilled persons selected and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written advice or opinion within the scope of the competence of any such counsel, accountants, other professional advisors or other skilled persons and not contrary to any express and unambiguous provision in this Deed (if, as applicable, such counsel, accountants, other professional advisors or other skilled person was aware that the Trustee was receiving and relying upon advice in its capacity as the trustee of the Trust). The Trustee shall not be liable for the default, misconduct or negligence of any agent or attorney appointed and supervised by it with due care and consistent with its standard of care in section 6.1.
6.7 Outside Businesses
     The Trustee may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Trust, and neither Thomson Reuters Corporation nor the Beneficiaries shall have any right by virtue of this Deed in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Trust, shall not be deemed wrongful or improper. The Trustee may engage or be interested in any financial or other transaction with Thomson Reuters Corporation, Thomson Reuters PLC or the Beneficiaries, or may act as depositary for, trustee or agent for, or act on any committee or body of holders of, securities or other obligations of Thomson Reuters Corporation, Thomson Reuters PLC or the Beneficiaries.
6.8 Provisions Regarding Liability
     Subject to section 6.2 and section 6.4, any written instrument creating an obligation of the Trustee will be conclusively deemed to have been executed by the Trustee only in its capacity as trustee of the Trust and:
(a)	any and all of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations made on the part of the Trustee therein are made and intended not as personal representations, warranties, undertakings, covenants, indemnities, agreements and other obligations by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity and are made and intended for the purpose of binding only the property and assets of the Trust or a specific portion thereof;

(b)	no property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise are intended to be subject to levy, execution or other enforcement procedures with regard to any of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trust or the Trustee thereunder; and

(c)	no recourse is intended to be had or taken, directly or indirectly against the Trustee in its personal capacity, or any director, officer, employee or agent of the Trustee with regard to the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trust or the Trustee thereunder.
6.9 Protection of Trustee
(a)	The Trustee shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

(b)	Notwithstanding anything contained herein to the contrary, the Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.

(c)	The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof.

(d)	The Trustee shall not be required to take notice of any failure by it in the exercise of its powers or the carrying out of its obligations hereunder (a “default”), unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee. In the absence of any such notice, the Trustee may for all purposes of this Deed conclusively assume that no default has been made, and no such notice shall in any way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to such default.

ARTICLE 7.
MISCELLANEOUS
7.1 Notices
(a)	Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada (attention: Manager, Corporate Trust), or if sent by facsimile transmission (with receipt confirmed) to Computershare Trust Company of Canada at (416) 981-9777. The Trust may from time to time notify Thomson Reuters Corporation and Thomson Reuters PLC of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trust for all purposes of this Deed.

(b)	Any notice to Thomson Reuters Corporation under the provisions hereof shall be valid and effective if delivered to Thomson Reuters Corporation, 3 Times Square, 30th Floor, New York, New York, 10036, United States of America (attention: Executive Vice President and General Counsel), or if sent by facsimile transmission (with receipt confirmed) to Thomson Reuters Corporation at (646) 223-7716. Thomson Reuters Corporation may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Thomson Reuters Corporation for all purposes of this Deed.

(c)	Any notice to Thomson Reuters PLC under the provisions hereof shall be valid and effective if delivered to Thomson Reuters PLC, 3 Times Square, 30th Floor, New York, New York, 10036, United States of America (attention: Executive Vice President and General Counsel), or if sent by facsimile transmission (with receipt confirmed) to Thomson Reuters PLC at (646) 223-7716. Thomson Reuters PLC may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Thomson Reuters PLC for all purposes of this Deed.

(d)	All notices provided pursuant to this section 7.1 shall be deemed to have been validly given at the time of delivery or transmission if it is received by the applicable addressee prior to 4:00 p.m. (Toronto time) on a business day, failing which it shall be deemed to have been given on the next business day.
7.2 Successors and Assigns
     All covenants and agreements in this Deed by the Trustee shall bind and inure to the benefit of its successors and assigns, whether or not so expressed.
7.3 Counterparts
     This Deed may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF the parties have hereunto executed this Deed.

SIGNED, SEALED AND DELIVERED in the presence of	)
)
)
)
/s/ Mark E. Gold	)	/s/ Deirdre Stanley

	)	Settlor
)
)
	)	COMPUTERSHARE TRUST
	)	COMPANY OF CANADA
)
/s/ Justin Necpal	)	by:	/s/ Patricia Wakelin

	)	Name:	Patricia Wakelin
	)	Title:	Professional, Corporate Trust
)
)
	)	by:	/s/ Danny Snider

	)	Name:	Danny Snider
	)	Title:	Professional, Corporate Trust

SCHEDULE “A”
SPECIAL VOTING SHARE AGREEMENT

THOMSON REUTERS CORPORATION
— and —
THOMSON REUTERS PLC
— and —
COMPUTERSHARE TRUST COMPANY OF CANADA
SPECIAL VOTING SHARE AGREEMENT
April 17, 2008

          THIS AGREEMENT (the “Agreement”) is dated as of April 17, 2008
BETWEEN

THOMSON REUTERS CORPORATION, an Ontario corporation having its registered office at Suite 2706, Toronto—Dominion Bank Tower, Toronto—Dominion Centre, Toronto, Ontario M5K 1A1, Canada

(“Thomson Reuters Corporation”)

— and —

THOMSON REUTERS PLC, a company incorporated in England and Wales (Registered No 6141013) and having its registered office at First Floor, The Quadrangle, 180 Wardour Street, London, W1A 4YG, United Kingdom

(“Thomson Reuters PLC”)

— and —

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada having its registered office at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada

(the “Trustee”)
RECITALS
A.	Thomson Reuters Corporation and Reuters Group PLC (“Reuters”) are parties to the Implementation Agreement pursuant to which Thomson Reuters Corporation has agreed to acquire Reuters by implementing the DLC Structure.

B.	The Trustee will hold the Thomson Reuters Corporation Special Voting Share (as defined below) under the terms of the TR Corporation Special Voting Share Trust Deed and will hold the Thomson Reuters PLC Special Voting Share (as defined below) under the terms of the TR PLC Special Voting Share Trust Deed.

C.	The Trustee has agreed to perform its obligations under this Agreement in connection with its holding of the Thomson Reuters Corporation Special Voting Share and the Thomson Reuters PLC Special Voting Share.

D.	Recitals A and B are made as representations and statements of fact by Thomson Reuters Corporation and Thomson Reuters PLC and not by the Trustee.
               NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows.
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions
(a)	In this Agreement:
(i)	“default” has the meaning attributed thereto in section 3.7(d);

(ii)	“Equalization Agreement” means the Equalization and Governance Agreement, dated as of April 17, 2008, between Thomson Reuters Corporation and Thomson Reuters PLC;

(iii)	“Equivalent Resolution” means, in relation to a resolution of Thomson Reuters Corporation, a resolution of Thomson Reuters PLC that is certified by a duly authorized officer of Thomson Reuters PLC as equivalent in nature and effect to such resolution of Thomson Reuters Corporation and, in relation to a resolution of Thomson Reuters PLC, a resolution of Thomson Reuters Corporation that is certified by a duly authorized officer of Thomson Reuters Corporation as equivalent in nature and effect to such resolution of Thomson Reuters PLC;

(iv)	“Parallel Shareholder Meeting” means, in relation to a meeting of the shareholders of Thomson Reuters Corporation or Thomson Reuters PLC (the “first-mentioned company”), any meeting of the shareholders of the other company (the “second-mentioned company”) which is:

2

(A)	nearest in time to, or is contemporaneous with, such meeting of the shareholders of the first-mentioned company and at which some or all of the Equivalent Resolutions are to be considered; or

(B)	designated by the board of directors of the second-mentioned company as the parallel meeting of shareholders of the second-mentioned company in respect of such meeting of shareholders of the first-mentioned company;
(v)	“Privacy Laws” has the meaning attributed thereto in section 4.3;

(vi)	“Thomson Reuters Corporation Special Voting Share” means the special voting share in Thomson Reuters Corporation, from and after the time such share has been validly issued; and

(vii)	“Thomson Reuters PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in Thomson Reuters PLC, from and after the time such share has been validly allotted and issued.
(b)	Capitalized terms in this Agreement not otherwise defined are as defined herein in the Equalization and Governance Agreement.

(c)	Headings are for convenience only and do not affect interpretation. The rules of interpretation set out in Section 1.2 of the Equalization and Governance Agreement apply mutatis mutandis in this Agreement unless the context requires otherwise.
ARTICLE 2
OBLIGATIONS OF TRUSTEE
2.1 Attendance at Shareholders’ Meetings
(a)	In its capacity as holder of the Thomson Reuters Corporation Special Voting Share, the Trustee shall attend (through a duly authorized representative) or be

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represented by proxy at every meeting of shareholders of Thomson Reuters Corporation, including meetings of the holders of any class or series of shares.
(b)	In its capacity as holder of the Thomson Reuters PLC Special Voting Share, the Trustee shall attend (through a duly authorized representative) or be represented by proxy at every meeting of shareholders of Thomson Reuters PLC, including meetings of the holders of any class or series of shares.
2.2 Exercise of Voting Rights attached to the Thomson Reuters Corporation Special Voting Share
(a)	The Trustee shall exercise the voting rights attached to the Thomson Reuters Corporation Special Voting Share under the TR Corporation Articles on all resolutions to approve Joint Electorate Actions or Class Rights Actions submitted to a vote at meetings of shareholders of Thomson Reuters Corporation. For the avoidance of doubt, the Trustee shall exercise no discretion as to whether, or how, to exercise the voting rights attached to the Thomson Reuters Corporation Special Voting Share or in respect of any other material matter arising hereunder.

(b)	The Trustee shall be entitled to rely on a certificate from a duly authorized officer of Thomson Reuters Corporation that any resolution of Thomson Reuters Corporation is made in accordance with the TR Corporation Articles and By-Laws and Applicable Laws and that a resolution considered at the Parallel Shareholder Meeting is the Equivalent Resolution to such resolution (including any amendments or variations Thereto).
2.3 Exercise of Voting Rights attached to the Thomson Reuters PLC Special Voting Share
(a)	The Trustee shall exercise the voting rights attached to the Thomson Reuters PLC Special Voting Share under the TR PLC Articles on all resolutions to approve Joint Electorate Actions or Class Rights Actions submitted to a vote at meetings of shareholders of Thomson Reuters PLC. For the avoidance of doubt, the Trustee shall exercise no discretion as to whether, or how, to exercise the voting

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rights attached to the Thomson Reuters PLC Special Voting Share or in any respect of other material matter arising hereunder.
(b)	The Trustee shall be entitled to rely on a certificate from a duly authorized officer of Thomson Reuters PLC that any resolution of Thomson Reuters PLC is made in accordance with the TR PLC Articles and Applicable Laws and that a resolution considered at the Parallel Shareholder Meeting is the Equivalent Resolution to such resolution (including any amendments or variations thereto).
2.4 Procedural Resolutions
          The Trustee shall be entitled to rely on a determination by the individual acting as chair of a meeting of shareholders of Thomson Reuters Corporation or Thomson Reuters PLC that a particular resolution is a Procedural Resolution.
2.5 Separate Class Votes
(a)	In the event that the holder of the Thomson Reuters Corporation Special Voting Share is required by Applicable Laws to vote separately as a class on any resolution of Thomson Reuters Corporation, the Trustee shall:
(i)	cast the vote attached to the Thomson Reuters Corporation Special Voting Share in favour of that resolution if it has been approved by the holders of TR Corporation Common Shares in accordance with the TR Corporation Articles and By-Laws and Applicable Laws; and

(ii)	cast the vote attached to the Thomson Reuters Corporation Special Voting Share against that resolution if it has not been approved by the holders of TR Corporation Common Shares in accordance with the TR Corporation Articles and By-Laws and Applicable Laws.
(b)	In the event that the holder of the Thomson Reuters PLC Special Voting Share is required by Applicable Laws to vote separately as a class on any resolution of Thomson Reuters PLC, the Trustee shall:

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(i)	cast the vote attached to the Thomson Reuters PLC Special Voting Share in favour of that resolution if it has been approved by the holders of TR PLC Ordinary Shares in accordance with the TR PLC Articles and Applicable Laws; and

(ii)	cast the vote attached to the Thomson Reuters PLC Special Voting Share against that resolution if it has not been approved by the holders of TR PLC Ordinary Shares in accordance with the TR PLC Articles and Applicable Laws.
ARTICLE 3
CONCERNING THE TRUSTEE
3.1 Remuneration
(a)	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant that they will pay to the Trustee reasonable remuneration for the performance of its obligations under this Agreement and will pay all costs, charges and expenses properly incurred by the Trustee in connection with the performance of its obligations under this Agreement, on demand by the Trustee.

(b)	Any amount due under this section 3.1 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the rate charged by the Trustee from time to time and as agreed to between the Trustee, Thomson Reuters Corporation and Thomson Reuters PLC, payable on demand.
3.2 Automatic Amendment
               Upon the removal or resignation of the Trustee, this Agreement will be automatically amended to delete any reference to the name of the Trustee so removed or resigned and to substitute therefor the name of the successor trustee.

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3.3 Indemnification of the Trustee
          The Trustee, its directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation and Thomson Reuters PLC, jointly and severally, from and against all claims whatsoever, including, without limitation, legal fees and disbursements on a solicitor client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as Trustee or which it sustains or incurs in or about or in relation to this Agreement. The foregoing provisions of this section 3.3 do not apply to the extent that in any circumstances there has been wilful misconduct or gross negligence by the Trustee or its directors, officers, employees or agents. Notwithstanding any other provision hereof, this indemnity will survive the removal or resignation of the Trustee and the termination of this Agreement.
3.4 Reliance upon Documents
          The Trustee may rely and act upon and shall not incur any liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, bond, report, opinion, certificate or other document or paper reasonably believed by it in good faith to be genuine and reasonably believed by it in good faith to be signed by the proper party or parties. The Trustee may accept in good faith a certified copy of a resolution of the board of directors or other governing body of any corporate body as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof in taking action or omitting to take action rely on an officer’s certificate of the relevant party as to such fact or matter, and such officer’s certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

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3.5 Reliance upon Advice
          In connection with the Trustee’s obligations hereunder, the Trustee may perform its powers and duties hereunder directly or through agents or attorneys, and may consult with and rely and act upon counsel, accountants, other professional advisors and other skilled persons selected and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written advice or opinion within the scope of the competence of any such counsel, accountants, other professional advisors or other skilled persons and not contrary to any express and unambiguous provision in this Agreement (if, as applicable, such counsel, accountants, other professional advisors or other skilled person was aware that the Trustee was receiving and relying upon advice in its capacity as the Trustee). The Trustee shall not be liable for the default, misconduct or negligence of any agent or attorney appointed and supervised by it with due care.
3.6 Provisions Regarding Liability
          Any written instrument creating an obligation of the Trustee will be conclusively deemed to have been executed by the Trustee only in its capacity as Trustee under this Agreement and:
(a)	any and all of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations made on the part of the Trustee therein are made and intended not as personal representations, warranties, undertakings, covenants, indemnities, agreements and other obligations by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity;

(b)	no property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise are intended to be subject to levy, execution or other enforcement procedures with regard to any of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trustee thereunder; and

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(c)	no recourse is intended to be had or taken, directly or indirectly against the Trustee in its personal capacity, or any director, officer, employee or agent of the Trustee with regard to the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trustee thereunder;
provided that the foregoing limitations will not apply to the extent that there has been any wilful misconduct by or gross negligence of the Trustee.
3.7 Protection of Trustee
(a)	The Trustee shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

(b)	Notwithstanding anything contained herein to the contrary, the Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.

(c)	The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof.

(d)	The Trustee shall not be required to take notice of any failure by it in the exercise of its powers or the carrying out of its obligations hereunder (a “default”), unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee. In the absence of any such notice, the Trustee may for all purposes of this Agreement conclusively assume that no default has been made, and no such notice shall in any way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to such default.
3.8 Trustee Not Bound To Act
               The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole

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judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to each of Thomson Reuters Corporation and Thomson Reuters PLC provided that:
(a)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and

(b)	if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.
ARTICLE 4
GENERAL
4.1 Termination
(a)	This Agreement shall automatically terminate upon termination of the Equalization and Governance Agreement in accordance with its terms.

(b)	Either Thomson Reuters Corporation or Thomson Reuters PLC shall advise the Trustee of such termination no later than 30 days after such termination.
4.2 Regulatory Filings
               The parties to this Agreement shall co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information with respect to) any notifications or filings made in respect of this Agreement, or the transactions contemplated by this Agreement, is supplied to the party dealing with such notifications and filings and that they are properly, accurately and promptly made.

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4.3 Compliance with Privacy Laws
               The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, none of the parties shall knowingly take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. Each of Thomson Reuters Corporation and Thomson Reuters PLC shall, prior to transferring or causing to be transferred personal information to the Trustee, take commercially reasonable efforts to obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have reasonably determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees:
(a)	to have a designated chief privacy officer;

(b)	to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry;

(c)	to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from each of Thomson Reuters Corporation and Thomson Reuters PLC or the individual involved;

(d)	not to sell or otherwise improperly disclose personal information to any third party; and

(e)	to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

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4.4 No Assignment
          None of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the approval of the other parties.
4.5 No Waiver
          No waiver by a party of any provisions or of any breach of any term or covenant contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term or covenant contained in this Agreement.
4.6 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.
4.7 Amendment
          Any amendment to or termination of this Agreement shall be made in writing signed by duly authorized representatives of Thomson Reuters Corporation, Thomson Reuters PLC and the Trustee. Any amendments to this Agreement which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between the parties. Any other amendment to this Agreement shall, for the avoidance of doubt, require approval by a Class Rights Action.
4.8	Enurement
          This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

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4.9 Notices
          Notices, requests, instructions, approvals by the parties, or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by electronic media and receipt is promptly confirmed by telephone confirmation thereof; or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via an international courier service, and in each case, addressed to such party or parties at such address or addresses as each party shall notify in writing to the other party at the address given at the head of this Agreement or thereafter at the relevant address for notification from time to time.
4.10 Counterparts
          This Agreement may be entered into in any number of counterparts, all of which taken together, shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart.
4.11 Governing Law
          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
4.12 Submission to Jurisdiction
          Any suit, action or proceeding against any of the parties or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, and each of the parties hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each of the parties irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.
4.13 Specific Performance
          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an

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injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court in the Province of Ontario, this being in addition to any other remedy to which they are entitled at law or in equity.
4.14 Further Assurance
          Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
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          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THOMSON REUTERS CORPORATION

by:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Executive Vice President and General Counsel

THOMSON REUTERS PLC

by:	/s/ W. Geoffrey Beattie

Name: W. Geoffrey Beattie
Title: Director

COMPUTERSHARE TRUST COMPANY OF CANADA

by:	/s/ Patricia Wakelin

Name: Patricia Wakelin
Title: Professional, Corporate Trust

by:	/s/ Danny Snider

Name: Danny Snider
Title: Professional, Corporate Trust